Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2024

May 13, 2024

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 13, 2024 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2024 and 2023 (the "consolidated interim financial statements"). The consolidated  interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2024.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A excludes first quarter 2023 comparable figures for Copper Mountain, as we completed the Copper Mountain acquisition at the end of the second quarter of 2023.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Person and NI 43-101" section herein.

Readers are also urged to review the "Financial Risk Management" and "Notes to Reader" sections beginning on pages 37 and 54 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated interim financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Our Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. We have a development pipeline that includes the Copper World project in Arizona (United States) and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

OUR PURPOSE

We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.

We transform lives: We invest in our employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from our presence.

We operate responsibly: From exploration to closure, we operate safely and responsibly, we welcome innovation and we strive to minimize our environmental footprint while following leading operating practices in all facets of mining.

We provide critical metals: We produce copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Delivered Strong First Quarter Operating and Financial Results; Production and Cost Guidance Affirmed

- Enhanced operating platform delivered consolidated copper production of 34,749 tonnes and stronger-than-expected gold production of 90,392 ounces in the first quarter.

- Solid operating performance was driven by continued high copper and gold grades at the Pampacancha deposit in Peru, continued high gold grades at Lalor and strong performance from the New Britannia mill in Manitoba and the operational stabilization efforts at the Copper Mountain mine in British Columbia.

- Achieved revenue of $525.0 million and operating cash flow before change in non-cash working capital of $147.5 million in the first quarter of 2024.

- Affirmed full year 2024 consolidated copper production and cash cost guidance of 137,000 to 176,000 tonnes of copper at a cash cost of $1.05 to $1.25 per pound1 and sustaining cash cost of $2.00 to $2.45 per pound1.

- Consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the first quarter of 2024, were $0.16 and $1.03, respectively, consistent with strong levels achieved in the fourth quarter of 2023.

- Peru operations benefited from continued contributions from the high-grade Pampacancha satellite pit, resulting in 24,576 tonnes of copper and 29,144 ounces of gold produced in the first quarter of 2024. Peru cash cost per pound of copper produced, net of by-product credits1, in the first quarter improved to $0.43, a 20% decrease compared to the fourth quarter of 2023.

- Manitoba operations produced 56,831 ounces of gold in the first quarter of 2024, exceeding management's quarterly cadence expectations as New Britannia continues to operate well above nameplate capacity and budgeted throughput levels. Manitoba cash cost per ounce of gold produced, net of by-product credits1, was $736 during the first quarter of 2024 and well within guidance expectations.

- British Columbia operations produced 7,024 tonnes of copper at a cash cost per pound of copper produced, net of by-product credits1, of $3.49 in the first quarter. Operational stabilization plans continue to be advanced at the Copper Mountain mine.

- First quarter net earnings and earnings per share were $18.5 million and $0.05, respectively. After adjusting for a non-cash gain of $5.3 million related to a quarterly revaluation of our closed site environmental reclamation provision, a $12.8 million mark-to-market adjustment loss related to share-based compensation, gold prepayment liability and strategic gold and copper hedges and a $9.0 million write-down of property, plant and equipment ("PP&E"), among other items, first quarter adjusted earnings1 per share were $0.16.

- Cash and cash equivalents increased by $34.6 million to $284.4 million during the first quarter due to strong operating cash flows bolstered by higher copper and gold prices and sales volumes enabling a $43.5 million reduction in net debt1 during the quarter.

Operating Performance and Financial Discipline Driving Free Cash Flow and Deleveraging

- Unique copper and gold diversification provides exposure to higher copper and gold prices and attractive free cash flow generation.

- Executed on planned higher production levels and achieved continued operating and capital cost efficiencies to generate significant free cash flow in the first quarter.

- Realized strong margins by maintaining low consolidated cash cost of $0.16 per pound of copper in the first quarter while benefiting from higher copper prices, positioning the company for continued significant cash flow generation in a period of high commodity prices.

- Achieved adjusted EBITDA1 of $214.2 million in the first quarter and a trailing twelve month adjusted EBITDA1 of $760.5 million.

- Reduced net debt1 to $994.2 million during the first quarter, which, together with higher levels of adjusted EBITDA1, further improved our net debt to adjusted EBITDA ratio1 to 1.3x compared to 1.6x at the end of 2023.

- Continued deleveraging efforts with a $10 million repayment of our revolving credit facility balance in January 2024 and an additional $10 million repayment after quarter-end in May 2024.

- Increased cash and total liquidity by $45.2 million to $618.9 million as at March 31, 2024 compared to the end of 2023.

Continued Execution of Growth Initiatives to Further Enhance Copper and Gold Exposure

- Post-acquisition plans to stabilize the Copper Mountain operations remain in progress, with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. Achieved better than planned copper recoveries of 83% in the first quarter, and stabilization benefits continued to be realized subsequent to quarter end with 83% copper recoveries and approximately 40,000 tonnes per day average mill throughput in the month of April.

- Constancia's expected mine life extended by three years to 2041 as a result of mineral reserve conversion with the addition of a further mining phase at the Constancia pit.

- The New Britannia mill achieved record throughput levels averaging 1,870 tonnes per day in the first quarter, exceeding its original design capacity of 1,500 tonnes per day due to the successful implementation of process improvement initiatives and effective preventative maintenance measures. Received permit to increase New Britannia throughput to 2,500 tonnes per day.

- Achieved copper recoveries of approximately 92% and gold recoveries of approximately 68% at the Stall mill in the first quarter of 2024 as we continue to benefit from the Stall mill recovery improvement project, which was completed in 2023.

- The development of an access drift to the 1901 deposit in Snow Lake remains on track and on budget. 1901 is located within 1,000 metres of the existing underground ramp access to the Lalor mine. The drift is expected to reach mineralization in late-2024, which is intended to enable confirmation of the optimal mining method and conducting drilling to further evaluate the orebody and upgrade inferred gold resources to reserves.

- Progressing the three prerequisites plan (the "3-P plan") for sanctioning Copper World with deleveraging advancing towards targeted levels and remaining key state permits expected in 2024.

- Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the regulatory process with environmental impact assessment applications submitted for both properties in recent months.

- Largest annual exploration program in Snow Lake underway consisting of geophysical surveys and drill campaigns testing the newly acquired Cook Lake claims, former Rockcliff properties and near-mine exploration at Lalor.

- Advancing Flin Flon tailings reprocessing opportunities through metallurgical test work and early economic evaluation to potentially produce critical minerals and precious metals while reducing the environmental footprint.

- Entered into an option agreement with Marubeni Corporation relating to three exploration projects located near Hudbay's existing Flin Flon processing facilities.

Summary of First Quarter Results

Cash generated from operating activities in the first quarter of 2024 increased to $139.7 million compared to $71.3 million in the same quarter of 2023. Operating cash flow before change in non-cash working capital during the first quarter of 2024 was $147.5 million, reflecting an increase of $61.9 million compared to the same period of 2023. The increase in operating cash flow before change in non-cash working capital was primarily the result of higher copper and gold sales volumes from mining the high copper and gold grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, higher gold prices, as well as an incremental contribution from the Copper Mountain mine. This was partially offset by a significant increase in cash taxes paid of $54.9 million mainly at our Peru operations, compared to the same period in 2023.

Incorporating the first quarter operating results of the Copper Mountain mine, consolidated copper, gold and silver production in the first quarter of 2024 increased by 54%, 91% and 35%, respectively, compared to the same period in 2023 primarily due to meaningfully higher recoveries in Peru and Manitoba, mining of the high copper and gold grade zones at the Pampacancha deposit, higher gold and copper grade zones at Lalor and incremental production from the Copper Mountain mine. Consolidated zinc production in the first quarter of 2024 decreased by 11% compared to the same period in 2023 primarily due to lower mill throughput and lower planned zinc grades as we continue to prioritize the higher gold and copper grade areas at Lalor.

Net earnings and earnings per share in the first quarter of 2024 were $18.5 million and $0.05, respectively, compared to net earnings and earnings per share of $5.5 million and $0.02, respectively, in the first quarter of 2023. The results were positively impacted by higher copper, gold and silver sales volumes as well as higher realized gold prices and a non-cash gain of $5.3 million related to the quarterly revaluation of the environmental reclamation provision at our closed sites. This was partially offset by a $12.8 million mark-to-market adjustment loss related to share-based compensation expense, a revaluation of the gold prepayment liability and a revaluation of our strategic gold and copper hedges and a $9.0 million write-down of PP&E.

Adjusted net earnings1 and adjusted net earnings per share1 in the first quarter of 2024 were $57.6 million and $0.16 per share, respectively, after adjusting for the non-cash gain related to the revaluation of our environmental provision, the non-cash mark-to-market revaluation loss and the PP&E write-down, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $0.1 million, and $0.00 in the same period of 2023.

First quarter adjusted EBITDA1 was $214.2 million, compared to $101.9 million in the same period in 2023.

In the first quarter of 2024, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.16, compared to $0.85 in the same period in 2023. This decrease was mainly the result of higher copper production and significantly higher by-product credits, partially offset by higher mining, milling and G&A costs from incorporating Copper Mountain. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.03 in the first quarter of 2024 compared to $1.83 in the same period in 2023. This decrease was primarily due to the same reasons outlined above partially offset by higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.32 in the first quarter of 2024, lower than $2.07 in the same period in 2023, due to the same reasons outlined above partially offset by higher corporate selling and administrative expenses.

As at March 31, 2024, total liquidity increased to $618.9 million, including $284.4 million in cash and cash equivalents as well as undrawn availability of $334.5 million under our revolving credit facilities. Net debt declined by $43.5 million during the quarter to $994.2 million as at March 31, 2024. Based on expected free cash flow generation beyond the first quarter of 2024, we continue to make progress on our deleveraging targets as outlined in our "3-P" plan for sanctioning Copper World. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs for 2024.

* British Columbia production in Q2 2023 represents a 10-day stub period of production following the June 20, 2023 transaction closing date. British Columbia production is not included in three months ended March 31, 2023 figures as the acquisition of Copper Mountain had not yet closed.
** Copper equivalent production is calculated using the quarter average LME prices for each metal.

*British Columbia production is not included in the three months ended March 31, 2023 figures as the acquisition of Copper Mountain had not yet closed.

1 Adjusted net earnings (loss) and adjusted net earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands, except net debt to adjusted EBITDA ratio)	Mar. 31, 2024	Dec. 31 2023
Cash and cash equivalents	$284,385	$249,794
Total long-term debt	1,278,587	1,287,536
Net debt[1]	994,202	1,037,742
Working capital[2]	200,850	135,913
Total assets	5,231,283	5,312,634
Equity attributable of owners of the Company	2,107,532	2,096,811
Net debt to adjusted EBITDA [1]	1.3	1.6

1 Net debt and net debt to adjusted EBITDA are a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

Financial Performance	Three months ended
(in $ thousands, except per share amounts or as noted below)	Mar. 31, 2024	Mar. 31, 2023
Revenue	$524,989	$295,219
Cost of sales	373,035	228,706
Earnings before tax	67,750	17,430
Net earnings	18,535	5,457
Basic earnings per share	0.05	0.02
Adjusted earnings per share[1]	0.16	0.00
Operating cash flow before change in non-cash working capital[2]	147.5	85.6
Adjusted EBITDA[1,2]	214.2	101.9

1 Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 In $ millions.

KEY PRODUCTION RESULTS

		Three months ended				Three months ended
		Mar. 31, 2024				Mar. 31, 2023
		Peru	Manitoba	British Columbia[3]	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	24,576	3,149	7,024	34,749	20,517	2,045	22,562
Gold	oz	29,144	56,831	4,417	90,392	11,206	36,034	47,240
Silver	oz	639,718	219,823	88,376	947,917	552,167	150,642	702,809
Zinc	tonnes	-	8,798	-	8,798	-	9,846	9,846
Molybdenum	tonnes	397	-	-	397	289	-	289
Payable metal sold
Copper	tonnes	23,754	2,921	6,933	33,608	16,316	2,225	18,541
Gold[2]	oz	42,677	62,003	3,401	108,081	11,781	37,939	49,720
Silver[2]	oz	753,707	231,841	83,300	1,068,848	392,207	149,677	541,884
Zinc	tonnes	-	6,119	-	6,119	-	5,628	5,628
Molybdenum	tonnes	415	-	-	415	254	-	254

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

KEY COST RESULTS

		Three months ended		Guidance
		Mar. 31, 2024	Mar. 31, 2023	Annual 2024
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	0.43	1.36	1.25 - 1.60
Sustaining cash cost[1]	$/lb	1.06	2.12
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	736	938	700 - 900
Sustaining cash cost[1]	$/oz	950	1,336
British Columbia cash cost per pound of copper produced[2]
Cash cost[1]	$/lb	3.49	-	2.00 - 2.50
Sustaining cash cost[1]	$/lb	4.85	-
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	0.16	0.85	1.05 - 1.25
Sustaining cash cost[1]	$/lb	1.03	1.83	2.00 - 2.45
All-in sustaining cash cost[1]	$/lb	1.32	2.07

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Cash cost, sustaining cash cost per pound of copper produced for British Columbia does not have any comparative information for the three months ended March 31, 2023 as Copper Mountain was acquired by Hudbay on June 20, 2023.

RECENT DEVELOPMENTS

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

We delivered a third successive quarter of positive free cash flow during the first quarter of 2024 as we executed our plan for higher copper and gold production from Pampacancha and higher gold production at Lalor, both driven by higher grades, throughput and recoveries. We continue to expect to see strong production levels throughout 2024 from sustained higher grades in Peru and Manitoba, along with additional production from Copper Mountain.

During the first quarter, we completed $10 million in net repayments on our revolving credit facilities. We also completed three additional months of deliveries under the gold forward sale and prepay agreement, further reducing our outstanding gold prepayment liability, and are scheduled to fully repay the gold prepay facility by August 2024. Despite these debt repayments and gold deliveries, we increased our cash and cash equivalents to $284.4 million and reduced our overall net debt to $994.2 million as at March 31, 2024, compared to $249.8 million and $1,037.7 million, respectively, as at December 31, 2023. The $43.5 million decline in net debt, together with higher levels of adjusted EBITDA1 in the first quarter, have improved our net debt to adjusted EBITDA ratio2 to 1.3x compared to 1.6x at the end of 2023. Subsequent to quarter-end, we continued our deleveraging efforts with an additional $10 million repayment on our revolving credit facilities in May 2024.

During the first quarter, we continued to exercise financial discipline and take steps to support free cash flow generation during the stabilization period at Copper Mountain. To this end, we entered into new forward sales contracts at Copper Mountain for a total of 3,600 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average price of $3.97 per pound, as well as zero-cost collars for 3,000 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $4.00 per pound and an average cap price of $4.36 per pound. As at March 31, 2024, 15.9 million pounds of copper forwards and 19.8 million pounds of copper collars were outstanding, representing approximately 44% of 2024 production guidance levels for Copper Mountain. We also entered into zero-cost collars for 36,000 ounces of gold production over the period from April to December 2024 at an average floor price of $2,088 per ounce and an average cap price of $2,458 per ounce.

Annual Reserve and Resource Update

We provided our annual mineral reserve and resource update on March 28, 2024. Current mineral reserve estimates at Constancia and Pampacancha total an aggregate of approximately 548 million tonnes at 0.27% copper with approximately 1.5 million tonnes of contained copper. The expected mine life of Constancia has been extended by three years to 2041 as a result of the successful conversion of mineral resources to mineral reserves with the addition of a further mining phase at the Constancia pit following positive geotechnical drilling studies in 2023. There remains potential for further reserve conversion and future mine life extensions at Constancia through an additional 172 million tonnes of measured and indicated resources at 0.22% copper and 37 million tonnes of inferred resources at 0.40% copper, in each case, exclusive of mineral reserves.

Current mineral reserve estimates in Snow Lake total 17 million tonnes with approximately 2 million ounces in contained gold, and the expected mine life of the Snow Lake operations has been maintained until 2038. The Snow Lake operations continue to achieve higher gold production levels due to the New Britannia mill operating well above design capacity, the recent completion of the Stall mill recovery improvement project in 2023 and the implementation of several optimization initiatives at the Lalor mine to improve the quality of ore production and minimize waste dilution. There remains another 1.4 million ounces of gold in inferred resources in Snow Lake that have the potential to maintain strong annual gold production levels beyond 2030 and further extend the mine life in Snow Lake. The company is advancing an access drift at the nearby 1901 deposit to enable infill drilling aimed at converting the inferred mineral resources in the gold lenses to mineral reserves.

Current mineral reserve estimates at the Copper Mountain mine total 367 million tonnes at 0.25% copper and 0.12 grams per tonne gold with approximately 900,000 tonnes of contained copper and 1.4 million ounces of contained gold. We acquired the Copper Mountain mine as part of the acquisition of Copper Mountain Mining Corporation in June 2023. We hold a 75% interest in the Copper Mountain mine, while Mitsubishi Materials Corp. holds the remaining 25% interest. The current mineral reserve estimates support a 21-year mine life, as previously disclosed in our first National Instrument 43-101 technical report in respect of the Copper Mountain mine filed in December 2023 (the "Copper Mountain Technical Report"). There exists significant upside potential for reserve conversion and extending mine life beyond 21 years through an additional 140 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 370 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, in each case, exclusive of mineral reserves.

We released our updated three-year production guidance with our annual mineral reserve and resource update, as presented below. Consolidated copper production over the next three years is expected to average 153,0001 tonnes, representing an increase of 16% from 2023 levels. Consolidated gold production over the next three years is expected to average 272,5001 ounces, reflecting continued high annual gold production levels in Manitoba and a smoothing of Pampacancha high grade gold zones in Peru over the 2023 to 2025 period. Annual production at our Constancia operations is expected to average approximately 101,0001  tonnes of copper and 62,0001 ounces of gold over the next three years. Annual gold production from Snow Lake is expected to average approximately 185,0001 ounces over the next three years, in line with 2023 levels. Annual copper production at our British Columbia operations is expected to average approximately 41,0001 tonnes of copper over the next three years. British Columbia production guidance ranges in 2024 and 2025 are wider than typical ranges and coincide with the operation ramp up activities over the stabilization period. Copper production at the Copper Mountain mine is expected to increase by 32% in 2026 compared to 2024, reflecting operational improvements consistent with the Copper Mountain Technical Report.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2024 Guidance	2025 Guidance	2026 Guidance
Peru
Copper	tonnes	98,000 - 120,000	94,000 - 115,000	80,000 - 100,000
Gold	ounces	76,000 - 93,000	70,000 - 90,000	15,000 - 25,000
Silver	ounces	2,500,000 - 3,000,000	2,700,000 - 3,300,000	1,500,000 - 1,900,000
Molybdenum	tonnes	1,250 - 1,500	1,200 - 1,600	1,500 - 1,900

Manitoba
Gold	ounces	170,000 - 200,000	170,000 - 200,000	170,000 - 200,000
Zinc	tonnes	27,000 - 35,000	25,000 - 33,000	18,000 - 24,000
Copper	tonnes	9,000 - 12,000	8,000 - 12,000	10,000 - 14,000
Silver	ounces	750,000 - 1,000,000	800,000 - 1,100,000	800,000 - 1,100,000

British Columbia[2]
Copper	tonnes	30,000 - 44,000	30,000 - 45,000	44,000 - 54,000
Gold	ounces	17,000 - 26,000	24,000 - 36,000	24,000 - 29,000
Silver	ounces	300,000 - 455,000	290,000 - 400,000	450,000 - 550,000

Total
Copper	tonnes	137,000 - 176,000	132,000 - 172,000	134,000 - 168,000
Gold	ounces	263,000 - 319,000	264,000 - 326,000	209,000 - 254,000
Zinc	tonnes	27,000 - 35,000	25,000 - 33,000	18,000 - 24,000
Silver	ounces	3,550,000 - 4,455,000	3,790,000 - 4,800,000	2,750,000 - 3,550,000
Molybdenum	tonnes	1,250 - 1,500	1,200 - 1,600	1,500 - 1,900

1 Metal reported in concentrate and doré is prior to treatment or refining losses or deductions associated with smelter terms.

2 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.

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1 Calculated using the mid-point of the guidance range.

Advancing Permitting at Copper World

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. Hudbay continues to expect to receive these two outstanding state permits in 2024. Hudbay also received the floodplain use permit approval from Pima County in April 2024.

Copper World is one of the highest-grade open pit copper projects in the Americas2  with proven and probable mineral reserves of 385 million tonnes at 0.54% copper. There remains approximately 60% of the total copper contained in measured and indicated mineral resources (exclusive of mineral reserves), providing significant potential for Phase II expansion and mine life extension. In addition, the inferred mineral resource estimates are at a comparable copper grade and also provide significant upside potential.

Exploration Update

Progressing Maria Reyna and Caballito Exploration Permits

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment applications were submitted for the Maria Reyna property in November 2023 and for the Caballito property in April 2024.

Executing Largest Snow Lake Exploration Program

The planned 2024 exploration program is Hudbay's largest Snow Lake program in our history and consists of modern geophysical programs and multi-phased drilling campaigns:

• Modern geophysics program - A majority of the newly acquired Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway including surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface.

• Multi-phased drilling program - The results from the winter 2024 surface drill program near Lalor are being analyzed and we are planning follow-up drill programs for the balance of 2024.

The goal of the 2024 exploration program is to test mineralized extensions of the Lalor deposit and to find a new anchor deposit within trucking distance of the Snow Lake processing infrastructure, which has the potential to extend the life of the Snow Lake operations beyond 2038.

Advancing Access to the 1901 Deposit

In the first quarter of 2024, we commenced the development of a smaller profile drift from the existing Lalor ramp towards the 1901 deposit. The 1901 development and exploration drift is proceeding on schedule and on budget and is expected to reach the mineralization in late-2024, followed by planned definition drilling in 2025 intended to confirm the optimal mining method, evaluate the orebody geometry and continuity, and convert inferred mineral resources in the gold lenses to mineral reserves. In addition to the benefits of being able to cycle development rounds faster, the smaller profile drift has significantly reduced the cost per metre of advance by 33% compared to average 2023 development costs incurred at Lalor.

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2 Sourced from S&P Global, August 2023.

Unlocking Value Through Flin Flon Tailings Reprocessing

Hudbay is advancing studies to evaluate the opportunity to reprocess Flin Flon tailings where more than 100 million tonnes of tailings have been deposited for over 90 years from the mill and the zinc plant. The studies are evaluating the potential to use the existing Flin Flon concentrator, which is currently on care and maintenance after the closure of the 777 mine in 2022, with flow sheet modifications to reprocess tailings to recover critical minerals and precious metals while creating environmental and social benefits for the region. We are completing metallurgical test work and an early economic study to evaluate the tailings reprocessing opportunity.

The Flin Flon tailings facility contains materials generated from the metallurgical complex and confirmatory drilling has been conducted over the last several years:

• Mill tailings - Initial confirmatory drilling completed in 2022 indicated higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. In 2023, Hudbay advanced metallurgical test work and evaluated metallurgical technologies, including the signing of a test work co-operation agreement with Cobalt Blue Holdings ("COB") examining the use of COB technology to treat Flin Flon mill tailings. Initial results from preliminary roasting test work were encouraging in converting more than 90% of pyrite into pyrrhotite and molten sulphur, and the project has been advanced to the next stage of testing.

• Zinc plant tailings - This section of the tailings facility was previously unable to be drilled in 2022 due to water levels from operations. The water levels have receded since the completion of operations in mid-2022, and in 2024, Hudbay completed an initial confirmatory drill program in this portion of the tailings facility with results pending.

A key benefit of tailings reprocessing is the potential to reduce the environmental footprint by removing acid-generating properties of the tailings, which would improve the environmental impacts through higher quality water in the tailings facility and reduce the need for long-term water treatment.

Marubeni Flin Flon Exploration Partnership

In March 2024, Hudbay entered into an option agreement (the "Marubeni Option Agreement") with Marubeni Corporation, pursuant to which Hudbay has granted Marubeni's wholly-owned Canadian subsidiary an option to acquire a 20% interest in three projects located within trucking distance of Hudbay's existing processing facilities in the Flin Flon area. Pursuant to the Marubeni Option Agreement, the option holder must fund a minimum of C$12 million in exploration expenditures over a period of approximately five years in order to exercise its option. All three projects hold past producing mines that generated meaningful production with attractive grades of both base metals and precious metals. The properties remain highly prospective with potential for further discovery based on the attractive geological setting, limited historical deep drilling and promising geochemical and geophysical targets.

Upon successful completion of the option holder's earn-in obligations and the exercise of the option, a joint venture will be formed to hold the selected projects with Hudbay, acting as operator, holding an 80% interest and Marubeni indirectly holding the remaining 20% interest.

PERU OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2024	Mar. 31, 2023
Constancia ore mined[1]	tonnes	2,559,547	3,403,181
Copper	%	0.31	0.34
Gold	g/tonne	0.04	0.04
Silver	g/tonne	2.79	2.52
Molybdenum	%	0.01	0.01
Pampacancha ore mined[1]	tonnes	2,214,354	897,295
Copper	%	0.56	0.49
Gold	g/tonne	0.32	0.52
Silver	g/tonne	4.64	5.12
Molybdenum	%	0.02	0.01
Total ore mined	tonnes	4,773,901	4,300,476
Strip ratio[2]		1.95	1.84
Ore milled	tonnes	8,077,962	7,663,728
Copper	%	0.36	0.33
Gold	g/tonne	0.15	0.08
Silver	g/tonne	3.48	3.69
Molybdenum	%	0.01	0.01
Copper concentrate	tonnes	114,099	95,448
Concentrate grade	% Cu	21.54	21.50
Copper recovery	%	84.9	81.7
Gold recovery	%	73.4	56.8
Silver recovery	%	70.7	60.7
Molybdenum recovery	%	43.2	34.8
Combined unit operating costs[3,4]	$/tonne	10.92	11.47

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

		Three months ended
		Mar. 31, 2024	Mar. 31, 2023
Contained metal in concentrate produced
Copper	tonnes	24,576	20,517
Gold	oz	29,144	11,206
Silver	oz	639,718	552,167
Molybdenum	tonnes	397	289
Payable metal sold
Copper	tonnes	23,754	16,316
Gold	oz	42,677	11,781
Silver	oz	753,707	392,207
Molybdenum	tonnes	415	254
Cost per pound of copper produced
Cash cost[1]	$/lb	0.43	1.36
Sustaining cash cost[1]	$/lb	1.06	2.12

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Overview

The Constancia operations benefited from strong mill throughput performance, averaging 89,000 tonnes per day in the first quarter. Mill ore feed has reverted to the typical blend of approximately one-third from Pampacancha and two-thirds from Constancia, which is expected to continue throughout 2024. The operations also benefited from strong cost performance, achieving lower unit operating costs, cash cost and sustaining cash cost compared to the comparative 2023 period. Cash cost also benefited from higher gold sales volumes in the first quarter of 2024.

The collective bargaining agreement with the labour union representing a portion of the Constancia workforce expired in November 2023, and we continue to negotiate the terms of a new agreement with the union.

Mining Activities

Total ore mined in the first quarter of 2024 increased by 11% compared to the same period in 2023 primarily due to the reduced mining activities in the comparative 2023 period in order to ration fuel during protests and civil unrest in Peru. Ore mined from Pampacancha during the first quarter increased to 2.2 million tonnes compared to the same period in 2023 at average grades of 0.56% copper and 0.32 grams per tonne gold. The total ore mined was in line with our mine plan, which included supplemental ore feed from stockpiles during the quarter as we are advancing pit stripping activities.

Milling Activities

Ore milled during the first quarter of 2024 was 5% higher than the comparative 2023 period mainly due to the treatment of softer ore from stockpiles. Milled copper and gold grades increased by 9% and 88%, respectively, in the first quarter of 2024 compared to the same period in 2023 due to a significant increase in the mining of higher copper and gold grade ore from Pampacancha.

Recoveries of copper, gold and silver during the first quarter of 2024 were 84.9%, 73.4% and 70.7%, respectively, representing an increase of 4%, 29% and 16%, respectively, than the comparative 2023 period and were in line with our metallurgical models.

In March 2024, the Peruvian Ministry of Energy and Mines proposed regulation changes to allow mining companies to increase their permitted mill throughput levels by up to 10%. The Company is monitoring the status of this proposal and evaluating the potential to increase future production at Constancia.

Production and Sales Performance

First quarter 2024 production of copper, gold and silver was 24,576 tonnes, 29,144 ounces and 639,718 ounces, respectively, representing an increase of 20%, 160% and 16%, respectively, than the comparative period in 2023 due to higher copper and precious metal grades from Pampacancha, higher recoveries and higher throughput. Production of molybdenum in the first quarter of 2024 was 397 tonnes, 37% higher than the comparative prior year period due to higher ore grades and higher molybdenum plant throughput.

Quantities of payable copper, gold and silver sold during the first quarter of 2024 were 46%, 262% and 92% higher, respectively, than the corresponding period in 2023 primarily due to the same reasons that affected contained metal production. Gold and silver sales in the first quarter significantly exceed production due to a precious metal stream sale that was recognized in revenue shortly after the year end cutoff date. Payable metal included in this sale was approximately 16,000 ounces of gold and 309,000 ounces of silver.

Cost Performance

Combined mine, mill and G&A unit operating costs in the first quarter were $10.92 per tonne, 5% lower than the same period in 2023 primarily due to higher ore throughput.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2024 was $0.43, a decrease of 68% compared to the same period in 2023 due to higher copper production and higher gold by-product credits. This was partially offset by higher profit sharing, treatment and refining charges and freight costs.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the first quarter of 2024 was 50% lower than the comparative 2023 period primarily due to the same factors affecting cash cost.

Peru Guidance Outlook

		Three months ended		Guidance
		Mar. 31, 2024	Mar. 31, 2023	Annual 2024
Contained metal in concentrate produced
Copper	tonnes	24,576	20,517	98,000 - 120,000
Gold	oz	29,144	11,206	76,000 - 93,000
Silver	oz	639,718	552,167	2,500,000 - 3,000,000
Molybdenum	tonnes	397	289	1,250 - 1,500
Cost per pound of copper produced
Cash cost[1]	$/lb	0.43	1.36	1.25 - 1.60

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

We expect to achieve our 2024 production guidance for all metals in Peru. Cash cost for the quarter was below the low-end of our 2024 guidance range primarily due to high gold by-product credits; however, it is expected to increase during the remainder of 2024 and the full year cash cost is expected to be within the 2024 guidance range.

MANITOBA OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2024	Mar. 31, 2023
Lalor ore mined	tonnes	407,708	373,599
Gold	g/tonne	4.84	3.96
Copper	%	0.84	0.57
Zinc	%	2.92	3.32
Silver	g/tonne	23.44	18.24
New Britannia ore milled	tonnes	170,409	143,042
Gold	g/tonne	7.03	6.05
Copper	%	1.13	0.61
Zinc	%	0.82	0.76
Silver	g/tonne	21.6	22.39
Copper concentrate	tonnes	11,647	5,556
Concentrate grade	% Cu	15.98	14.29
Copper recovery	%	96.2	91.7
Gold recovery[1]	%	88.6	87.9
Silver recovery[1]	%	82.0	79.1
Contained metal in concentrate produced
Gold	oz	25,595	17,235
Copper	tonnes	1,861	794
Silver	oz	77,216	63,769
Metal in doré produced[2]
Gold	oz	16,495	5,387
Silver	oz	39,058	11,578
Stall ore milled	tonnes	219,358	242,619
Gold	g/tonne	3.07	2.78
Copper	%	0.64	0.59
Zinc	%	4.54	4.81
Silver	g/tonne	24.46	17.14
Copper concentrate	tonnes	7,167	6,645
Concentrate grade	% Cu	17.96	18.83
Zinc concentrate	tonnes	17,838	19,198
Concentrate grade	% Zn	49.33	51.29
Copper recovery	%	91.7	87.0
Zinc recovery	%	88.4	84.4
Gold recovery	%	68.0	61.9
Silver recovery	%	59.8	56.3
Contained metal in concentrate produced
Gold	oz	14,741	13,412
Copper	tonnes	1,288	1,251
Zinc	tonnes	8,798	9,846
Silver	oz	103,549	75,295

1 Gold and silver recovery includes total recovery from concentrate and doré.
2 Doré includes sludge, slag and carbon fines in three ended March 31, 2024 and 2023.

		Three months ended
		Mar. 31, 2024	Mar. 31, 2023
Total contained metal in concentrate and doré produced[1]
Gold	oz	56,831	36,034
Copper	tonnes	3,149	2,045
Zinc	tonnes	8,798	9,846
Silver	oz	219,823	150,642
Payable metal sold in concentrate and doré
Gold	oz	62,003	37,939
Copper	tonnes	2,921	2,225
Zinc	tonnes	6,119	5,628
Silver	oz	231,841	149,677
Unit Operating Costs[2]
Lalor	C$/tonne	146.74	136.58
New Britannia	C$/tonne	78.03	81.98
Stall	C$/tonne	40.69	34.33
Combined mine/mill unit operating costs[3,4]	C$/tonne	235	216
Cost per pound of gold produced
Cash cost[4]	$/oz	736	938
Sustaining cash cost[4]	$/oz	950	1,336

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Reflects costs per tonne of ore mined/milled.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore.

4 Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Overview

At our Snow Lake operations in Manitoba, we achieved strong production results in the first quarter of 2024 partly because of the successful implementation of improvement initiatives at the Lalor mine that were completed in the second half of 2023, and several new initiatives in early 2024. Noteworthy improvements include high shaft availability, efficient ore hoisting, stope fragmentation reduction and mucking productivity enhancements, which have contributed significantly to our strong quarterly performance. In 2024, our primary focus entails implementing stope design modifications aimed at improving mucking efficiency throughout a stope's lifecycle. We also continue to focus on maintaining the quality of ore production with elevated metal grades through diligent efforts to minimize dilution and enhance ore recovery from stopes.

The New Britannia mill achieved record quarterly throughput of 1,870 tonnes per day in the first quarter due to ongoing improvement initiatives and effective preventative maintenance measures. Noteworthy enhancements in the elution circuit, which facilitates efficient carbon transfer and gold stripping, have bolstered gold recovery to doré. During the first quarter, we received a permit approval from the Manitoba Environment and Climate Change ministry ("MECC") to increase the New Britannia mill production rate above nameplate capacity to 2,500 tonnes per day. This key approval aligns with our long-term objectives to further increase gold production at our Snow Lake operations by directing more gold ore from Lalor to the New Britannia mill to achieve higher gold recoveries.

At the Anderson tailings facility, we successfully improved the tailings deposition process during the quarter, leveraging new equipment and procedural refinements, enabling us to optimize storage capacity and defer dam construction capital to future years. To further optimize the storage capacity of the facility, a permit to conduct a subaerial tailings deposition trial study was submitted to MECC during the quarter.

Mining Activities

Total ore mined in Manitoba in the first quarter of 2024 was 9% higher than the corresponding quarter in 2023. Gold, copper and silver grades mined at Lalor during the first quarter were 22%, 47% and 29% higher, respectively, than the comparative 2023 period, reflecting the successful execution of our strategic mine plan that prioritizes gold and copper production with a focus on enhanced ore recovery. This resulted in the mining of higher gold and copper grade zones and robust grade control practices, including assaying and sampling of blastholes, which further improved ore quality. This also resulted in reduced mining from the zinc areas, lowering the overall zinc grade at Lalor in the first quarter of 2024 by 12% lower compared to the same period in 2023, in line with the mine plan.

Milling Activities

Consistent with our strategy of allocating more Lalor ore feed to New Britannia, the New Britannia mill throughput averaged a record 1,870 tonnes per day in the first quarter of 2024, approximately 18% above average daily throughput levels in the comparative 2023 period. Recoveries of gold, copper and silver in the first quarter of 2024 were 88.6%, 96.2% and 82.0%, respectively, representing an increase of 1%, 5%, and 4%, respectively, compared to the same period in 2023.

The Stall mill processed 10% less ore in the first quarter of 2024 than the comparative 2023 period, which is aligned with our strategy of allocating more Lalor ore feed to New Britannia, as noted above. With the completion of the Stall mill recovery improvement project in 2023, recoveries of gold, copper and silver in the first quarter of 2024 were notably higher compared to the same period in 2023, achieving targeted gold recovery levels of approximately 68%.

Production and Sales Performance

Manitoba operations produced 56,831 ounces of gold during the first quarter of 2024. Compared to the first quarter of 2023, production of gold, copper, and silver in the first quarter of 2024 significantly increased by 58%, 54%, and 46%, respectively, while production of zinc declined by 11% due to mining of higher grade gold zones with a focus on higher quality ore production and higher recoveries at the New Britannia and Stall mills.

Quantities of payable metal sold during the first quarter of 2024 were generally in line with contained metal production during the quarter. Due to significantly higher metal production during the quarter, as noted above, quantities of payable metal sold in the first quarter of 2024 were significantly higher than the comparable period in 2023.

Cost Performance

Total Lalor mine unit operating costs during the first quarter of 2024 increased by 7% compared to the same period in 2023 but were in line with expectations as a result of lower capitalized development costs and longer haulage distances. Compared to the same period in 2023, unit operating costs at the Stall mill were 19% higher during the first quarter of 2024 primarily due to lower throughput. New Britannia unit operating costs decreased by 5% during the first quarter of 2024 versus the same period in 2023, primarily a result of higher throughput. Combined mine, mill and G&A unit operating costs in the first quarter of 2024 of C$235 per tonne, an increase of 9% compared to the same period in 2023 due to a combination of higher costs at Lalor and Stall, as noted above.

Cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2024 was $736, a decrease of 22% compared to the same period in 2023 due to significantly higher gold production, partially offset by lower copper and zinc by-product credits.

Sustaining cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2024 was $950, a decrease of 29% compared to the same period in 2023 primarily due to the same factors affecting cash cost as well as lower sustaining capital costs during the quarter.

Manitoba Guidance Outlook

		Three months ended		Guidance
		Mar. 31, 2024	Mar. 31, 2023	Annual 2024
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	56,831	36,034	170,000 - 200,000
Copper	tonnes	3,149	2,045	9,000 - 12,000
Zinc	tonnes	8,798	9,846	27,000 - 35,000
Silver[3]	oz	219,823	150,642	750,000 - 1,000,000
Cost per pound of gold produced
Cash cost[4]	$/oz	736	938	700 - 900

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré.

4 Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

The Manitoba operations produced 56,831 ounces of gold, 3,149 tonnes of copper, 8,798 tonnes of zinc and 219,823 ounces of silver during the first quarter of 2024. Production of gold in the first quarter was better than expected as a result of many operational improvement initiatives and record performance  from New Britannia mill, as described above. We expect to achieve our 2024 production guidance for all metals in Manitoba. We also expect full year gold cash cost to remain within the 2024 guidance range.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[5]
		Mar. 31, 2024
Ore mined[1]	tonnes	3,722,496
Waste mined	tonnes	15,276,598
Strip ratio[2]		4.10
Ore milled	tonnes	3,180,149
Copper	%	0.27
Gold	g/tonne	0.07
Silver	g/tonne	1.19
Copper concentrate	tonnes	30,650
Concentrate grade	% Cu	22.9
Copper recovery	%	83.4
Gold recovery	%	61.8
Silver recovery	%	72.4
Combined unit operating costs[3,4]	C$/tonne	23.67

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

		Three months ended[2]
		Mar. 31, 2024
Contained metal in concentrate produced
Copper	tonnes	7,024
Gold	oz	4,417
Silver	oz	88,376
Payable metal sold
Copper	tonnes	6,933
Gold	oz	3,401
Silver	oz	83,300
Cost per pound of copper produced
Cash cost[1]	$/lb	3.49
Sustaining cash cost[1]	$/lb	4.85

1 Cash cost and sustaining cash cost, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2023 figures.

Overview

Since completing the acquisition of Copper Mountain on June 20, 2023, Hudbay has been focused on advancing operational stabilization plans, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. While the benefits of these stabilization plans are not expected to be fully realized until 2025, we have successfully increased the total tonnes moved and have seen stronger mill performance as demonstrated by higher mill availability and above-target copper recoveries of 83.4% in the first quarter of 2024, achieving the highest quarterly copper recoveries in the last decade. Stabilization benefits continued to be realized into April with 83% copper recoveries and approximately 40,000 tonnes per day average mill throughput, an increase of approximately 9% over throughput levels in the first quarter.

We have exceeded the targeted $10 million in annualized corporate synergies and we are on track to realize our three-year annual operating efficiencies target.

Mining Activities

Total ore mined at Copper Mountain in the first quarter of 2024 was 3.7 million tonnes, a 42% increase versus the fourth quarter of 2023. The mine operations team continues to implement a fleet production ramp up plan to remobilize idle capital equipment at the Copper Mountain site as part of the accelerated stripping program to access higher head grades. This plan entails remobilization of the mining truck fleet, deployment of an additional shovel, production drill and associated equipment. During the quarter, we also advanced the delivery of five haul trucks to self-perform additional stripping activities over the next three years at lower cost than the contractor mining approach that was contemplated in the technical report. As a result, total material moved is expected to continue to increase quarter over quarter in line with the mine plan.

Milling Activities

The mill processed 3.2 million tonnes of ore during the first quarter of 2024, a 3% decrease versus the fourth quarter of 2023. Benefiting from stabilization and reliability initiatives within the comminution circuit, the average mill availability during the first quarter of 2024 increased by approximately 4% to 90.4%, compared to the fourth quarter of 2023, while maintaining a stable throughput rate. Mill throughput in the first quarter 2024 was impacted by reduced reliability of the crushing circuit, caused primarily by elevated levels of magnetite and scrap metal as mining progresses through areas of historical underground workings. During the quarter, a number of initiatives were advanced to address these issues and other identified constraints and improve throughput to targeted levels, with the benefits expected to be realized throughout the rest of 2024. These initiatives include, reprogramming of the mill expert system, installation of advanced semi-autogenous grinding (SAG) control instrumentation, redesign of the SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream.

Maintenance practices to improve mill availability continue to be a key pillar of our stabilization initiatives. The first quarter planned maintenance shutdown focused on achieving 100% compliance to planned execution. Future maintenance practice enhancements are planned for rollout over the second and third quarters of 2024, which entail the implementation of improved maintenance management processes and a change in our maintenance organizational structure. Work has begun to analyze the trade-off among the various alternatives to further enhance mill performance.

Milled copper grades during the first quarter of 2024 averaged 0.27%, lower than the fourth quarter of 2023 but  higher than the reserve grade of 0.25%. Copper recoveries of 83.4% were higher than the fourth quarter of 2023 and higher than expectations for the first quarter due to relieving the regrind circuit constraint and implementing the flotation operational strategy improvements, including reagent selection and dose modification.

Work continues on the expert system that controls mill feed with implementation expected during the second quarter. Throughput in April increased to approximately 40,000 tonnes per day as the mill began realizing benefits from the recalibrated expert system, amongst other initiatives. The benefits of the operational stabilization improvements are expected to continue to be realized throughout 2024. We are also accelerating engineering studies to debottleneck and increase the nominal plant capacity to 50,000 tonnes per day earlier than was contemplated in the technical report.

Production and Sales Performance

First quarter 2024 production of copper, gold and silver was 7,024 tonnes, 4,417 ounces and 88,376 ounces, respectively. Production of copper and silver was lower than the fourth quarter of 2024 primarily as a result of lower head grades, partially offset by higher recoveries. Production of gold was higher than the fourth quarter of 2024 as a result of higher grades and higher recoveries. We are on track to achieve 2024 production guidance for all metals in British Columbia.

Quantities of payable metal sold during the first quarter of 2024 were generally in line with contained metal production during the quarter.

Cost Performance

Combined mine, mill and G&A unit operating costs in the first quarter of 2024 were C$23.67 per tonne milled, 13% higher than the fourth quarter of 2023 primarily due to higher mining costs. Combined unit operating costs are expected to decrease over time as we continue to implement our stabilization and optimization initiatives at Copper Mountain. As the hiring and training of additional haul truck drivers continues, the Company expects to have a fully trained complement of truck drivers by July to support the larger mining fleet, which is expected to increase material moved and reduce unit operating costs.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2024 were $3.49 and $4.85, respectively.

British Columbia Guidance Outlook

		Three months ended[2]	Guidance
		Mar. 31, 2024	Annual 2024
Contained metal in concentrate produced
Copper	tonnes	7,024	30,000 - 44,000
Gold	oz	4,417	17,000 - 26,000
Silver	oz	88,376	300,000 - 455,000
Cost per pound of copper produced
Cash cost[1]	$/lb	3.49	2.00 - 2.50

[1] Cash cost and sustaining cash cost, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[2] Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2023 figures.

We expect to achieve our 2024 production guidance for all metals in British Columbia. Cash cost for the quarter was above the upper end of our 2024 guidance range; however, it is expected to decline during the remainder of 2024 and the full year cash cost is expected to be within the 2024 guidance range.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2024, we recorded a net earnings of $18.5 million compared to a net earnings of $5.5 million in the first quarter of 2023, representing an increase in net earnings of $13.0 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended March 31, 2024
Increase (decrease) in components of earnings or loss:
Revenues	229.8
Cost of sales
Mine operating costs	(102.5)
Depreciation and amortization	(41.9)
Selling and administrative expenses	(7.5)
Exploration expenses	(4.4)
Re-evaluation adjustment - environmental obligation	(3.0)
Other expenses	(11.3)
Net finance expense	(9.0)
Tax expense	(37.2)
Increase in net earnings for the period	13.0

Revenue

Revenue for the first quarter of 2024 was $525.0 million, $229.8 million higher than the same period in 2023, primarily as a result of as a result of higher copper and gold sales volumes from mining the high-grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor as well as significantly lower copper and gold sales in the comparative period due to political unrest in Peru causing logistics and supply chain disruptions leading to a buildup of copper concentrate inventory, and $67.9 million of incremental revenue generated by the acquired Copper Mountain mine.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2024

Metals prices[1]
Lower copper prices	(6.0)
Lower zinc prices	(4.3)
Higher gold prices	5.4
Lower silver prices	(0.8)
Sales volumes
Higher copper sales volumes	71.4
Higher zinc sales volumes	1.5
Higher gold sales volumes	103.3
Higher silver sales volumes	9.8
British Columbia Business Unit[2]
Copper	61.8
Gold	7.6
Silver	2.0
Treatment & Refining	(3.5)
Other
Molybdenum and other volume and pricing differences	(4.0)
Variable consideration adjustments	(8.7)
Effect of higher treatment and refining charges	(5.7)
Increase in revenue in 2024 compared to 2023	229.8

1 See discussion below for further information regarding metals prices.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

Our revenue by significant product type is summarized below:

	Three months ended
(in $ millions)	Mar. 31, 2024	Mar. 31, 2023
Copper	285.2	164.2
Gold	178.1	74.9
Zinc	14.9	19.8
Silver	12.2	6.3
Molybdenum	18.2	19.0
Other metals	-	0.2
Revenue from contracts	508.6	284.4
Amortization of deferred revenue - gold	16.4	5.4
Amortization of deferred revenue - silver	10.6	5.6
Amortization of deferred revenue - variable consideration adjustments - prior periods	(3.8)	4.9
Pricing and volume adjustments[1]	20.9	13.4
Treatment and refining charges	(27.7)	(18.5)
Revenue	525.0	295.2

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 17 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter of 2024 and 2023, respectively, are summarized below:

			Realized prices[1] for the
			Three months ended
Prices		LME QTD 2024[2]	Mar. 31, 2024	Mar. 31, 2023
Copper	$/lb	3.83	3.91	3.98
Zinc[3]	$/lb	1.11	1.07	1.39
Gold[4]	$/oz		1,941	1,881
Silver[4]	$/oz		21.52	22.14

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for Cash copper and zinc prices.

3 Includes sales of zinc concentrate and sales of zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. Realized prices include the effect of provisional pricing adjustments on zinc concentrate.

4 Sales of gold and silver from Constancia mine are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 29 of this MD&A.

In addition to QP hedges, we may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, exclude the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in our consolidated interim statement of earnings. As of March 31, 2024, Hudbay had the following non-QP hedges outstanding:

- Forward sales contracts at the Copper Mountain mine for a total of 7,200 tonnes of copper over the period of May 2024 to April 2025 at an average price of $3.95 per pound;

- Zero-cost collar program at the Copper Mountain mine for 9,000 tonnes of copper over a twelve month period of May 2024 to April 2025 at an average floor price of $3.88 per pound and an average cap price of $4.14 per pound; and

- Zero-cost collar program for 4,000 ounces of gold production per month over a period of April 2024 to December 2024 at an average floor price of $2,088 per ounce and an average cap price of $2,458 per ounce.

Together, the existing forward copper sales and zero copper cost collar hedges represent approximately 44% of Copper Mountain's expected 2024 production.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended March 31, 2024
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	285.2	14.9	178.1	12.2	18.2	-	508.6
Amortization of deferred revenue	-	-	16.4	10.6	-	-	27.0
Pricing and volume adjustments [3]	4.7	(0.4)	15.3	0.2	1.1	-	20.9
Revenue, including mark-to-market on QP hedges [4]	289.9	14.5	209.8	23.0	19.3	-	556.5
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	289.9	14.5	209.8	23.0	19.3	-	556.5
Payable metal in concentrate and doré sold [6]	33,608	6,119	108,081	1,068,848	415	-	-
Realized price [7]	8,618	2,370	1,941	21.52	-	-	-
Realized price [8]	3.91	1.07	-	-	-	-	-
Three months ended March 31, 2023
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	164.2	19.8	74.9	6.3	19.0	0.2	284.4
Amortization of deferred revenue	-	-	5.4	5.6	-	-	11.0
Pricing and volume adjustments [3]	(1.5)	(2.5)	13.2	0.1	4.1	-	13.4
Revenue, including mark-to-market on QP hedges [4]	162.7	17.3	93.5	12.0	23.1	0.2	308.8
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	162.7	17.3	93.5	12.0	23.1	0.2	308.8
Payable metal in concentrate and doré sold [6]	18,541	5,628	49,720	541,884	254	-	-
Realized price [7]	8,775	3,074	1,881	22.14	-	-	-
Realized price [8]	3.98	1.39	-	-	-	-	-

[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per consolidated interim financial statements.

[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

[4] Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

[5] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		March 31, 2024	Mar. 31, 2023
Gold	oz	20,123	6,579
Silver	oz	726,114	365,644
Gold deferred revenue drawdown rate[1,2]	$/oz	817	820
Gold cash rate[3]	$/oz	420	416
Total gold stream realized price	$/oz	1,237	1,236
Silver deferred revenue drawdown rate[1,2]	$/oz	14.56	15.26
Silver cash rate[3]	$/oz	6.20	6.14
Total silver stream realized price	$/oz	20.76	21.40

1 Subsequent to the variable consideration adjustment recorded on January 1, 2024, the deferred revenue amortization is recorded in Peru at $817/oz gold and $14.56/oz silver (March 31, 2023 - $820/oz gold and $15.26/oz silver).

2 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

3 The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded. The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended
	Mar. 31, 2024	Mar. 31, 2023
Peru
Mining	29,220	26,786
Milling	43,624	46,191
Changes in product inventory	14,077	(11,135)
Depreciation and amortization	71,030	41,960
G&A	23,208	16,452
Freight, royalties and other charges	18,698	13,092
Total Peru cost of sales	199,857	133,346
Manitoba
Mining	44,360	37,752
Milling	16,476	14,848
Changes in product inventory	(558)	1,726
Depreciation and amortization	26,594	25,462
Inventory adjustments	(24)	-
G&A	11,580	10,182
Freight, royalties and other charges	6,189	5,390
Total Manitoba cost of sales	104,617	95,360
British Columbia[1]
Mining	28,553	-
Milling	23,374	-
Changes in product inventory	(3,965)	-
Depreciation and amortization	11,649	-
G&A	3,902	-
Freight, royalties and other charges	5,048	-
Total British Columbia cost of sales	68,561	-
Cost of sales	373,035	228,706

1 As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

Total cost of sales for the first quarter of 2024 was $373.0 million, reflecting an increase of $144.3 million from the first quarter of 2023 in part due to $68.6 million of operating costs from British Columbia with no similar costs in the comparative period. In addition, Peru cost of sales increased by $66.5 million in the first quarter of 2024, compared to the same period of 2023 mainly due to higher depreciation, in line with the higher production during the quarter. Peru cost of sales was also higher in the first quarter of 2024, due to higher G&A and freight costs and a drawdown of product inventory versus the comparative 2023 period. Manitoba cost of sales increased by $9.2 million in the first quarter of 2024, primarily as a result of higher mining costs during the quarter, compared to the same period of 2023.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the first quarter of 2024, other significant variances in non-operating expenses, compared to the same period in 2023, include the following:

- Net finance expenses increased by $9.0 million primarily due to an increase in net foreign exchange loss by $4.5 million, an increase in mark-to-market losses of $3.3 million from non-QP hedges, an increase in other finance charges of $2.9 million and an increase in net interest expense on long-term debt of $2.2 million. These increases were partially offset by a $2.6 million decrease in the relative revaluation loss of the gold prepayment liability.

- Other expenses increased by $11.3 million primarily due to a $9.0 million write-off of previously capitalized PP&E costs, net of capitalized accrued interest, related to an expired option agreement in Arizona and a $1.4 million increase in amortization of certain community costs.

- Selling and administrative expenses increased by $7.5 million reflecting a higher share based compensation expense as a result of a comparative increase in share price during the current period along with incremental selling and administrative expenses incurred by the Copper Mountain mine.

- Exploration expenses increased by $4.4 million primarily due to our planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns.

- Re-evaluation adjustment - environmental provision gain decreased by $3.0 million due to the relative revaluation of the environmental reclamation provision on our Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, we may continue to experience significant quarterly closure cost provision revaluations.

Tax Expense

For the three months ended March 31, 2024, tax expense increased by $37.2 million compared to the same periods in 2023. The following table provides further details:

(in $ thousands)	Three months ended
	Mar. 31, 2024	Mar. 31, 2023
Deferred tax recovery - income tax[1]	3,441	(3,150)
Deferred tax recovery - mining tax[1]	(2,264)	(1,999)
Total deferred tax recovery	1,177	(5,149)
Current tax expense - income tax	35,285	10,765
Current tax expense - mining tax	12,753	6,357
Total current tax expense	48,038	17,122
Tax expense	49,215	11,973

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.2% to our earnings before taxes of $67.7 million for the year-to-date of 2024 would have resulted in a tax expense of approximately $17.8 million; however, we recorded an income tax expense of $38.7 million. The significant items causing our effective income tax rate to be different than the 26.2% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, Manitoba and British Columbia, relating to the decommissioning and restoration liabilities, were derecognized as we have determined that it is probable that we will not realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable earnings of the operations. This resulted in a combined deferred tax expense of $6.5 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax expense of $7.1 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.2%, resulting in a tax expense of $5.7 million.

- New Canadian tax legislation, applicable to Hudbay starting in the 2024 tax year, that limits interest and finance expenses to 30% of Tax EBITDA. The restricted interest and finance expense (RIFE) in the year creates a new tax pool that can be used in future years when there is excess capacity available. The effect of restricted interest and financing expense limitations of which no deferred tax asset is recognized results in a tax expense of $3.5 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our net income before taxes of $67.7 million for the year-to-date of 2024 would have resulted in a tax expense of approximately $6.8 million; however, we recorded a mining tax expense of $10.5 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable earnings. Corporate costs and other costs not related to mining operations are not deductible in computing mining earnings. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2024, at the tax rate we expect to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

We estimate that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2024, our liquidity includes $284.4 million in cash as well as undrawn total availability of $334.5 million under our revolving credit facilities.

Senior Unsecured Notes

We have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for our Canadian and Peruvian businesses on substantially similar terms and conditions.

As at March 31, 2024, we had $90.0 million of debt outstanding under our Peruvian revolving credit facility. As at March 31, 2024, we were in compliance with our covenants under the Credit Facilities and had also drawn $25.5 million in letters of credit under the Credit Facilities. In total, $115.5 million was owing under the Credit Facilities as at March 31, 2024. Subsequent to March 31, 2024, we repaid $10.0 million on our Peruvian revolving credit facility.

C$130 Million Bilateral Letter of Credit Facility

We have a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables us to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at March 31, 2024, the Manitoba business unit had drawn $55.3 million in letters of credit under the LC Facility.

Surety Bonds and Unsecured Letters of Credit

As at March 31, 2024, the Arizona business unit had $8.7 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $126.1 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $45.5 million in surety bonds issued to support future reclamation and $4.9 million in surety bonds issued to support the hydro used at Copper Mountain mine. No cash collateral is required to be posted under these letters of credit or surety bonds.

Gold Prepayment Liability

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the first quarter of 2023, we amended our gold forward sale and prepay agreements to defer eight months of deliveries starting with February 2023. As at March 31, 2024 we have 17,202 ounces of gold fixed monthly deliveries to make from April to August 2024. The fair value of the financial liability as at March 31, 2024 was $37.9 million.

Working Capital

Working capital increased by $64.9 million to $200.9 million from December 31, 2023 to March 31, 2024, primarily due to an increase in cash and cash equivalents of $34.6 million, a decrease in gold prepayment liability of $18.0 million, a decrease in deferred revenue of $15.3 million, a decrease in taxes payable of $13.5 million and an increase in prepaid and other assets of $7.8 million. Partially offsetting these items were increases in other liabilities, other financial liabilities and lease liabilities of $9.2 million, decreases in trade receivables of $5.7 million, and a decrease in inventories of $5.4 million.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2024 and March 31, 2023:

(in $ thousands)	Three months ended
	Mar. 31, 2024	Mar. 31, 2023
Operating cash flow before change in non-cash working capital	147,539	85,608
Change in non-cash working capital	(7,863)	(14,329)
Cash generated from operating activities	139,676	71,279
Cash used in investing activities	(58,920)	(65,076)
Cash (used in) generated from financing activities	(47,600)	23,245
Effect of movement in exchange rates on cash	1,435	450
Increase in cash	34,591	29,898

Cash Flow from Operating Activities

Cash generated from operating activities was $139.7 million during the first quarter of 2024, an increase of $68.4 million compared to the same period in 2023. Operating cash flow before change in non-cash working capital was $147.5 million during the first quarter of 2024, reflecting an increase of $61.9 million compared to the first quarter of 2023. The increase in operating cash flows before change in working capital was primarily the result higher copper and gold sales volumes from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, higher realized gold metal prices as well as incremental contribution margin from the Copper Mountain mine. This was partially offset by a significant increase in cash taxes paid of $54.9 million mainly at our Peru operations, compared to the same period in 2023.

Cash Flow from Investing and Financing Activities

During the first quarter of 2024, we spent $106.5 million in investing and financing activities, primarily driven by $62.4 million in capital expenditures, a $21.4 million partial repayment of our gold prepayment liability, $10.0 million in repayments on our revolving credit facilities, $8.6 million in capitalized lease and equipment financing payments, $5.3 million in other financing costs mainly related to our Credit Facilities and withholding taxes, $2.6 million of dividends paid and $1.4 million in community agreement payments. These cash outflows were partially offset by $4.8 million of interest income and grants received and $1.3 million net proceeds from exercise of stock options and warrants.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31, 2024	Mar. 31, 2023	Annual
(in $ millions)			2024[2]
Peru sustaining capital expenditures[1]	25.2	29.1	130.0
Manitoba sustaining capital expenditures	9.7	11.6	55.0
British Columbia sustaining capital expenditures[3]	16.3	-	105.0
Total sustaining capital expenditures	51.2	40.7	290.0
Arizona capitalized costs	4.4	6.1	20.0
Peru growth capitalized expenditures	0.1	1.8	2.0
Manitoba growth capitalized expenditures	1.7	8.4	10.0
British Columbia growth capitalized costs[3]	0.3	-	5.0
Other capitalized costs[2]	18.4	2.8
Capitalized exploration	2.1	0.6	8.0
Total other capitalized expenditures	27.0	19.7
Total accrued capital additions	78.2	60.4
Reconciliation to cash capital additions:
Right-of-use asset and equipment financing additions	(15.2)	(0.6)
Grants received	2.4	-
Community agreement additions	(1.8)	-
Change in capital accruals and other	(1.2)	5.1
Acquisition of property, plant & equipment - cash	62.4	64.9

1 Peru sustaining capital expenditures include capitalized stripping costs.

2 Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2024, in addition to non-cash deferred stripping.

3 British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023. Hence, there are no comparatives figures for the three months ended March 31, 2023.

For the three months ended March 31, 2024, total capital additions increased by $17.8 million, compared to the same period in 2023, primarily due to new sustaining capital expenditures at the Copper Mountain mine and higher capitalized right of use assets and leases, partially offset by reduced sustaining and growth capital expenditures in Manitoba and Peru.

Sustaining capital expenditures in Manitoba for the three months ended March 31, 2024 was $9.7 million, representing a decline of $1.9 million compared to the same period in 2023 due to lower capital development at Lalor in 2024. Sustaining capital expenditures in Peru for the three months ended March 31, 2024 was $25.2 million, representing a decrease of $3.9 million compared to the same period in 2023. Sustaining capital expenditures in British Columbia for the three months ended March 31, 2024 was $16.3 million which included $10.7 million of capitalized stripping related to our three year accelerated stripping campaign to access higher grade ore. The accelerated stripping campaign in British Columbia is expected to improve operating efficiencies and lower unit operating costs over the next three years.

Growth capital spending in Manitoba for the three months ended March 31, 2024 was $1.7 million, representing a decrease of $6.7 million compared to the same period in 2023. The decrease mainly relates to the completion of the Stall mill recovery improvement project in 2023. Growth capital expenditures in Peru for the three months ended March 31, 2024 were $0.1 million, representing a decrease of $1.7 million compared to the same period in 2023. The decrease mainly relates to the completion of the copper recovery improvement project in 2023. Arizona's capital expenditures for the three months March 31, 2024 was $4.4 million, mainly relate to ongoing carrying costs.

Other capitalized costs for the three months ended March 31, 2024 was $18.4 million, which are mostly made up of non-cash capitalized lease and equipment financing additions.

Capitalized exploration for the three months ended March 31, 2024 was $2.1 million.

Capital Commitments

As at March 31, 2024, we had outstanding capital commitments in Canada of approximately $21.3 million, of which $17.4 million can be terminated, approximately $66.5 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $34.7 million in Arizona, primarily related to our Copper World project, none of which can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2024:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,578.8	74.3	812.6	73.5	618.4
Gold prepayment obligation[2]	37.9	37.9	-	-	-
Lease obligations	157.6	61.0	63.5	19.6	13.5
Purchase obligation - capital commitments	122.6	71.6	30.4	20.6	-
Purchase obligation - other commitments[3]	1,521.6	504.9	429.9	126.0	460.8
Pension and other employee future benefits obligations[2]	109.9	7.7	13.3	8.8	80.1
Community agreement obligations[4,5]	89.1	20.3	10.0	7.8	51.0
Decommissioning and restoration obligations[5]	484.8	2.7	13.3	7.5	461.3
Total	4,102.3	780.4	1,373.0	263.8	1,685.1

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments

2 Discounted.

3 Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines; and,

- Participation Agreements related to the Copper Mountain mine.

Outstanding Share Data

As of May 10, 2024, the final trading day prior to the date of this MD&A, there were 351,056,529 common shares of Hudbay issued and outstanding. In addition, there were 2,812,474 stock options and 351,912 common share purchase warrants outstanding.

FINANCIAL RISK MANAGEMENT

The Financial Risk Management risks in this MD&A are not exhaustive. Please also refer to the heading "Risk Factors" in our most recent Annual Information Form, for a discussion of the additional risk factors that may affect Hudbay's business, operations and financial condition.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production on a copper equivalent basis (tonnes)	62,120	77,951	71,335	37,530	38,614	45,454	42,099	46,332
Average realized copper price ($/lb)	3.91	3.77	3.77	3.89	3.98	3.61	3.47	4.28
Revenue	525.0	602.2	480.5	312.2	295.2	321.2	346.2	415.5
Gross profit	152.0	196.8	106.4	22.9	66.5	69.7	32.4	89.5
Earnings (loss) before tax	67.8	81.0	84.1	(30.7)	17.4	(14.3)	(0.3)	21.5
Net earnings (loss)	18.5	33.5	45.5	(14.9)	5.5	(17.4)	(8.1)	32.1
Adjusted net earnings (loss)[1]	57.6	71.3	24.4	(18.3)	0.1	2.6	(12.4)	30.5
Earnings (loss) per share:
Basic and diluted	0.05	0.10	0.13	(0.05)	0.02	(0.07)	(0.03)	0.12
Adjusted net earnings (loss)[1] per share	0.16	0.20	0.07	(0.07)	0.00	0.01	(0.05)	0.12
Operating cash flow before change in non-cash working capital	147.5	246.5	182.0	55.9	85.6	109.1	81.6	123.9
Adjusted EBITDA[1]	214.2	274.4	190.7	81.2	101.9	124.7	99.3	141.4

1 Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

On a quarterly basis, the Company's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals we produce. In addition to these factors, gross profit, net earnings (loss), earnings (loss) per share, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of our closed site environmental provision.

The Company's results have also been impacted by the acquisition of Copper Mountain in June 2023 and by the planned closure of 777 in the second quarter of 2022.

The first quarter of 2024 and the fourth quarter of 2023 reflected the continuation of strong copper, gold and silver production that commenced in the third quarter of 2023. The increase in copper, gold and silver prices in the first quarter of 2024 also contributed to strong revenue and profitability in the quarter.

Third quarter of 2023 results reflected significantly higher copper and gold production and sales volumes from the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor resulting in a significant increase in our revenues, gross profits and earnings.

The second quarter of 2023 benefited from the drawdown of higher-than-normal unsold copper concentrate inventory levels in Peru that had built up due to supply chain disruptions during a short period of social and political unrest in the first quarter of 2023.

Gold prices during the first quarter of 2023 averaged levels not seen since 2020, which positively impacted gross profit during the quarter. Political unrest in Peru resulted in road blockades causing logistics and supply chain disruptions until mid-February 2023 and led to a buildup of copper concentrate inventory above normal operating levels, affecting overall revenues and net earnings in the first quarter.

Revenues for the fourth quarter of 2022 were negatively impacted by lower production due to planned maintenance programs at Lalor and Constancia, short-term changes in the mine plan in Peru and a build up of product inventory in Peru due to the aforementioned social unrest. The revenue impact of lower throughput was partially offset by higher commodity prices. Inflationary pressures on fuel, consumables and energy costs negatively impacting our production costs and margins.

Commodity prices declined during the third quarter of 2022 while growing inflationary pressures contributed to higher mine operating costs resulting in declines in our key financial metrics during the quarter.

The second quarter results for 2022 were impacted by a revaluation gain of $60.7 million pertaining mostly to the environmental reclamation provision on our Flin Flon site due to increases in long-term risk-free interest rates. A pre-tax impairment loss of $95.0 million was recorded following the release of the Copper World Preliminary Economic Assessment in June 2022 as certain assets associated with the previous, stand-alone development plan for the Rosemont deposit are no longer expected to be recoverable.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess our financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings

Adjusted net earnings represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, revaluation of the environmental reclamation provision for closed sites, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings per the condensed consolidated interim statements of earnings, to adjusted net earnings for the three months ended March 31, 2024 and 2023.

	Three months ended
(in $ millions)	Mar. 31, 2024	Mar. 31, 2023
Net earnings for the period	18.5	5.4
Tax expense	49.3	12.0
Earnings before tax	67.8	17.4
Adjusting items:
Mark-to-market adjustments[1]	12.8	6.8
Foreign exchange loss	4.8	0.3
Variable consideration adjustment - stream revenue and accretion	4.0	(5.0)
Re-evaluation adjustment - environmental provision[2]	(5.3)	(8.2)
Restructuring charges	0.9	-
Reduction of obligation to renounce flow-through expenditures	(0.7)	-
Loss on disposal of investments	-	0.7
Write-down/loss on disposal of PP&E	9.0	0.1
Adjusted earnings before income taxes	93.3	12.1
Tax expense	(49.3)	(12.0)
Tax impact of adjusting items	13.6	-
Adjusted net earnings	57.6	0.1
Adjusted net earnings ($/share)	0.16	0.00
Basic weighted average number of common shares outstanding (millions)	350.8	262.0

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings in the first quarter of 2024 of $57.6 million or $0.16 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of earnings, to adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three months ended
(in $ millions)	Mar. 31, 2024	Mar. 31, 2023
Net earnings for the period	18.5	5.4
Add back:
Tax expense	49.3	12.0
Net finance expense	44.0	35.0
Other expense	16.3	5.0
Depreciation and amortization	109.3	67.4
Amortization of deferred revenue and variable consideration adjustment	(23.2)	(15.9)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(5.3)	(8.2)
Option agreement proceeds	(0.4)	-
Share-based compensation expense [1]	5.7	1.2
Adjusted EBITDA	214.2	101.9

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at March 31, 2024 and December 31, 2023:

(in $ thousands)	Mar. 31, 2024	Dec. 31, 2023
Total long-term debt	1,278,587	1,287,536
Cash and cash equivalents	(284,385)	(249,794)
Net debt	994,202	1,037,742

Net Debt to Adjusted EBITDA Ratio

The following table presents our calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at March 31, 2024 and December 31, 2023:

(in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2024	Dec. 31, 2023
Net debt	994.2	1,037.7
Adjusted EBITDA for the last twelve months	760.5	647.8
Net debt to adjusted EBITDA	1.3	1.6

The following table presents the reconciliation of Net earnings per the condensed consolidated interim statements of earnings, to adjusted EBITDA for the last twelve month ended March 31, 2024 and December 31, 2023:

	12 months ended
(in $ millions)	Mar. 31, 2024	Dec. 31, 2023
Net earnings for the period	82.6	69.5
Add back:
Tax expense	119.7	82.3
Net finance expense	154.3	145.3
Other expense	49.7	38.3
Depreciation and amortization	433.7	391.7
Amortization of deferred revenue and variable consideration adjustment	(84.6)	(77.3)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(8.4)	(11.4)
Inventory adjustments	2.3	2.3
Option agreement proceeds	(0.4)	-
Share-based compensation expense [1]	11.6	7.1
Adjusted EBITDA for the last twelve months	760.5	647.8

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

The following table presents our calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023
Net earnings (loss) for the period	18.5	33.5	45.5	(14.9)	82.6
Add back:
Tax expense (recovery)	49.3	47.5	38.7	(15.8)	119.7
Net finance expense	44.0	48.9	30.9	30.5	154.3
Other expenses	16.3	10.6	8.9	13.9	49.7
Depreciation and amortization	109.3	121.9	113.8	88.7	433.7
Amortization of deferred revenue and variable consideration adjustment	(23.2)	(26.5)	(16.8)	(18.1)	(84.6)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(5.3)	34.0	(32.4)	(4.7)	(8.4)
Inventory adjustments	-	1.4	-	0.9	2.3
Option agreement proceeds	(0.4)	-	-	-	(0.4)
Share-based compensation expenses[2]	5.7	3.1	2.1	0.7	11.6
Adjusted EBITDA	214.2	274.4	190.7	81.2	760.5

1 LTM (last twelve months) as of March 31, 2024.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2024 and 2023. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2024	Mar. 31, 2023
Peru	54,181	45,233
Manitoba	6,942	4,508
British Columbia[2]	15,485	-
Net pounds of copper produced	76,608	49,741

1 Contained copper in concentrate.

2 The net pounds of copper produced for British Columbia are only included from the date of acquisition of June 20, 2023. There are no comparative figures for the three months ended March 31, 2023.

Consolidated	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	278,668	3.64	188,403	3.79
By-product credits	(266,686)	(3.48)	(146,111)	(2.94)
Cash cost, net of by-product credits	11,982	0.16	42,292	0.85

Consolidated	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	102,133	1.33	64,538	1.30
Milling	83,474	1.09	61,039	1.23
G&A	38,335	0.50	26,555	0.53
Onsite costs	223,942	2.92	152,132	3.06
Treatment & refining	27,664	0.36	18,495	0.37
Freight & other	27,062	0.36	17,776	0.36
Cash cost, before by-product credits	278,668	3.64	188,403	3.79

Consolidated	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	14,589	0.19	17,374	0.35
Gold[3]	209,812	2.74	93,479	1.88
Silver[3]	23,039	0.30	11,998	0.24
Molybdenum & other	19,246	0.25	23,260	0.47
Total by-product credits	266,686	3.48	146,111	2.94
Reconciliation to IFRS:
Cash cost, net of by-product credits	11,982		42,292
By-product credits	266,686		146,111
Treatment and refining charges	(27,664)		(18,495)
Inventory adjustments	(24)		-
Share-based compensation expense	355		79
Change in product inventory	9,554		(9,409)
Royalties	2,873		706
Depreciation and amortization[4]	109,273		67,422
Cost of sales[5]	373,035		228,706

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 28 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2024 the variable consideration adjustments amounted loss of $3,849 (three months ended March 31, 2023 - income of $4,885).

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

Peru	Three months ended
(in thousands)	Mar. 31, 2024	Mar. 31, 2023
Net pounds of copper produced[1]	54,181	45,233

1 Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	29,220	0.54	26,786	0.59
Milling	43,624	0.80	46,191	1.03
G&A	23,092	0.43	16,466	0.36
Onsite costs	95,936	1.77	89,443	1.98
Treatment & refining	14,975	0.28	10,603	0.24
Freight & other	16,580	0.30	12,427	0.27
Cash cost, before by-product credits	127,491	2.35	112,473	2.49
By-product credits	(104,329)	(1.92)	(50,899)	(1.13)
Cash cost, net of by-product credits	23,162	0.43	61,574	1.36

Peru	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	69,533	1.28	19,301	0.43
Silver[3]	15,550	0.29	8,577	0.19
Molybdenum	19,246	0.35	23,021	0.51
Total by-product credits	104,329	1.92	50,899	1.13
Reconciliation to IFRS:
Cash cost, net of by-product credits	23,162		61,574
By-product credits	104,329		50,899
Treatment and refining charges	(14,975)		(10,603)
Share-based compensation expenses	116		(14)
Change in product inventory	14,077		(11,135)
Royalties	2,118		665
Depreciation and amortization[4]	71,030		41,960
Cost of sales[5]	199,857		133,346

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 28 of this MD&A.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

British Columbia[2]	Three months ended
(in thousands)	Mar. 31, 2024
Net pounds of copper produced[1]	15,485

1 Contained copper in concentrate.

2 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

British Columbia[5]	Three months ended
	Mar. 31, 2024
Cash cost per pound of copper produced	$000s	$/lb
Mining	28,553	1.85
Milling	23,374	1.51
G&A	3,897	0.25
Onsite costs	55,824	3.61
Treatment & refining	3,476	0.22
Freight & other	4,293	0.28
Cash cost, before by-product credits	63,593	4.11
By-product credits	(9,543)	(0.62)
Cash cost, net of by-product credits	54,050	3.49

British Columbia[5]	Three months ended
	Mar. 31, 2024
Supplementary cash cost information	$000s	$/lb [1]
By-product credits[2]:
Gold	7,564	0.49
Silver	1,979	0.13
Total by-product credits	9,543	0.62
Reconciliation to IFRS:
Cash cost, net of by-product credits	54,050
By-product credits	9,543
Treatment and refining charges	(3,476)
Share-based compensation expenses	5
Change in product inventory	(3,965)
Royalties	755
Depreciation and amortization[3]	11,649
Cost of sales[4]	68,561

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 28 of this MD&A.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements

5 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

Consolidated	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	11,982	0.16	42,292	0.85
Cash sustaining capital expenditures	62,314	0.80	47,869	0.96
Capitalized exploration	2,100	0.03	-	-
Royalties	2,873	0.04	706	0.02
Sustaining cash cost, net of by-product credits	79,269	1.03	90,867	1.83
Corporate selling and administrative expenses & regional costs	18,094	0.24	10,215	0.20
Accretion and amortization of decommissioning and community agreements[1]	4,007	0.05	1,958	0.04
All-in sustaining cash cost, net of by-product credits	101,370	1.32	103,040	2.07
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	46,220		33,554
Capitalized stripping net additions	31,983		26,984
Total accrued capital additions	78,203		60,538
Less other non-sustaining capital costs[2]	26,982		19,850
Total sustaining capital costs	51,221		40,688
Capitalized lease & equipment financing cash payments - operating sites	8,274		4,702
Community agreement cash payments	800		1,189
Accretion and amortization of decommissioning and restoration obligations [3]	2,019		1,290
Cash sustaining capital expenditures	62,314		47,869

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	23,162	0.43	61,574	1.36
Cash sustaining capital expenditures	29,779	0.55	33,564	0.74
Capitalized exploration[1]	2,100	0.04	-	-
Royalties	2,118	0.04	665	0.02
Sustaining cash cost per pound of copper produced	57,159	1.06	95,803	2.12

1 Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia[1]	Three months ended
	Mar. 31, 2024
Sustaining cash cost per pound of copper produced	$000s	$/lb
Cash cost, net of by-product credits	54,050	3.49
Cash sustaining capital expenditures	20,361	1.31
Royalties	755	0.05
Sustaining cash cost per pound of copper produced	75,166	4.85

1 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2024 and 2023. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2024	Mar. 31, 2023
Net ounces of gold produced[1]	56,831	36,034

1 Contained gold in concentrate and doré.

Manitoba	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Cash cost per ounce of gold produced	$000s	$/oz1	$000s	$/oz1
Mining	44,360	780	37,752	1,048
Milling	16,476	290	14,848	412
G&A	11,346	200	10,089	280
Onsite costs	72,182	1,270	62,689	1,740
Treatment & refining	9,213	162	7,892	219
Freight & other	6,189	109	5,349	148
Cash cost, before by-product credits	87,584	1,541	75,930	2,107
By-product credits	(45,734)	(805)	(42,131)	(1,169)
Gold cash cost, net of by-product credits	41,850	736	33,799	938

Manitoba	Three months ended
Supplementary cash cost information	Mar. 31, 2024		Mar. 31, 2023
	$000s	$/oz [1]	$000s	$/oz [1]
By-product credits[2]:
Copper	25,635	451	21,097	585
Zinc	14,589	257	17,374	482
Silver	5,510	97	3,421	95
Other	-	-	239	7
Total by-product credits	45,734	805	42,131	1,169
Reconciliation to IFRS:
Cash cost, net of by-product credits	41,850		33,799
By-product credits	45,734		42,131
Treatment and refining charges	(9,213)		(7,892)
Share-based compensation expenses	234		93
Inventory adjustments	(24)		-
Change in product inventory	(558)		1,726
Royalties	-		41
Depreciation and amortization[3]	26,594		25,462
Cost of sales[4]	104,617		95,360

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 28 of this MD&A.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three months ended
	Mar. 31, 2024		Mar. 31, 2023
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	41,850	736	33,799	938
Cash sustaining capital expenditures	12,173	214	14,304	397
Royalties	-	-	41	1
Sustaining cash cost per ounce of gold produced	54,023	950	48,144	1,336

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2024 and 2023.

Peru	Three months ended
(in thousands except unit cost per tonne)	Mar. 31, 2024	Mar. 31, 2023
Combined unit cost per tonne processed
Mining	29,220	26,786
Milling	43,624	46,191
G&A1	23,092	16,466
Less: Other G&A2	(7,688)	(1,539)
Unit cost	88,248	87,904
Tonnes ore milled	8,078	7,664
Combined unit cost per tonne	10.92	11.47
Reconciliation to IFRS:
Unit cost	88,248	87,904
Freight & other	16,580	12,427
Other G&A	7,688	1,539
Share-based compensation expenses	116	(14)
Change in product inventory	14,077	(11,135)
Royalties	2,118	665
Depreciation and amortization	71,030	41,960
Cost of sales[3]	199,857	133,346

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.
3 As per consolidated interim financial statements.

Manitoba	Three months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Mar. 31, 2024	Mar. 31, 2023
Combined unit cost per tonne processed
Mining	44,360	37,752
Milling	16,476	14,848
G&A1	11,346	10,089
Less: Other G&A related to profit sharing costs	(4,131)	(1,139)
Unit cost	68,051	61,550
USD/CAD implicit exchange rate	1.35	1.35
Unit cost - C$	91,748	83,193
Tonnes ore milled	389,767	385,661
Combined unit cost per tonne - C$	235	216
Reconciliation to IFRS:
Unit cost	68,051	61,550
Freight & other	6,189	5,349
Other G&A related to profit sharing	4,131	1,139
Share-based compensation expenses	234	93
Inventory adjustments	(24)	-
Change in product inventory	(558)	1,726
Royalties	-	41
Depreciation and amortization	26,594	25,462
Cost of sales[2]	104,617	95,360

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

British Columbia[4]	Three months ended
(in thousands except unit cost per tonne)	Mar. 31, 2024
Combined unit cost per tonne processed
Mining	28,553
Milling	23,374
G&A1	3,897
Unit cost	55,824
USD/CAD implicit exchange rate	1.35
Unit cost - C$	75,282
Tonnes ore milled	3,180
Combined unit cost per tonne C$	23.67
Reconciliation to IFRS:
Unit cost	55,824
Freight & other	4,293
Share-based compensation expenses	5
Change in product inventory	(3,965)
Royalties	755
Depreciation and amortization	11,649
Cost of sales[3]	68,561

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated interim financial statements.

4 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

For information on new standards and interpretations adopted, refer to note 3 of our March 31, 2024 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our March 31, 2024 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

Limitation on Scope of Design

Management has determined to limit the scope of design of disclosure controls and procedures ("DC&P") and ICFR to exclude controls, policies and procedures of Copper Mountain, which Hudbay acquired on June 20, 2023. This scope of limitation is in accordance with section 3.3(1)(b) of NI 52-109 and SEC staff guidance, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not  more than 365 days before the end of the financial period to which the Chief Executive Officer's and Chief Financial Officer's certification of interim filings relate.

Other than related to the aforementioned acquisition of Copper Mountain, we did not make any changes to ICFR during the three months ended March 31, 2024 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to our production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, our ability to stabilize and optimize the Copper Mountain mine operation, and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, our ability to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of and timeline for the development and exploration drift at the 1901 deposit; the benefits and results of the option agreement entered into with Marubeni Corporation, our future deleveraging strategies and our ability to deleverage and repay debt as needed, expectations regarding our cash balance and liquidity, our ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, the ability to continue mining higher-grade ore in the Pampacancha pit and our expectations resulting therefrom, expectations regarding our ability to further reduce greenhouse gas emissions, our evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on our performance, anticipated expansion opportunities and extension of mine life in Snow Lake and our ability to find a new anchor deposit near our Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions we operate, including the navigation of the complex political and social environment in Peru;

- no interruptions to our plans for advancing the Copper World project, including with respect to timely receipt of applicable permits and the pursuit of a potential joint venture partner;

- our ability to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at Maria Reyna and Caballito;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including the current forest fire in the Flin Flon region and potential seasonal forest fires that may affect the regions in which we operate;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt as needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at our operations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain the failure to effectively complete the integration and optimization of the Copper Mountain operations, or to achieve anticipated operating synergies, political and social risks in the regions we operate, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of our employees in Manitoba and Peru uncertainties related to the development and operation of our projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, risks related to extreme weather events, including risks arising from the current forest fire in the Flin Flon region, potential seasonal forest fires that may affect the regions in which we operate and other severe storms, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form and under the heading "Financial Risk Management" in this MD&A, each of which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Consolidated Financial Condition ($000s)
Cash		$284,385	$249,794	$249,794	$245,217	$179,734	$255,563	$225,665	$225,665	$286,117	$258,556	$213,359
Total long-term debt		1,278,587	1,287,536	1,287,536	1,377,443	1,370,682	1,225,023	1,184,162	1,184,162	1,183,237	1,182,143	1,181,119
Net debt[1]		994,202	1,037,742	1,037,742	1,132,226	1,190,948	969,460	958,497	958,497	897,120	923,587	967,760
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$524,989	$1,690,030	$602,189	$480,456	$312,166	$295,219	$1,461,440	$321,196	$346,171	$415,454	$378,619
Cost of sales		373,035	1,297,469	405,433	374,057	289,273	228,706	1,184,552	251,520	313,741	325,940	293,351
Earnings (loss) before tax		67,750	151,830	80,982	84,149	(30,731)	17,430	95,815	(14,287)	(263)	21,504	88,861
Earnings (loss)		18,535	69,543	33,528	45,490	(14,932)	5,457	70,382	(17,441)	(8,135)	32,143	63,815
Basic and diluted earnings (loss) per share		$0.05	$0.22	$0.10	$0.13	$(0.05)	$0.02	$0.27	$(0.07)	$(0.03)	$0.12	$0.24
Adjusted earnings (loss) per share [1]		$0.16	$0.23	$0.20	$0.07	$(0.07)	$0.00	$0.10	$0.01	$(0.05)	$0.12	$0.02
Operating cash flow before change in non-cash working capital		147,539	569,994	246,528	181,980	55,878	85,608	391,729	109,148	81,617	123,911	77,053
Adjusted EBITDA (in $ millions) [1]		214.2	647.8	274.4	190.7	81.2	101.9	475.9	124.7	99.3	141.4	110.2
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	34,749	131,691	45,450	41,964	21,715	22,562	104,173	29,305	24,498	25,668	24,702
Gold	ounces	90,392	310,429	112,776	101,417	48,996	47,240	219,700	53,920	53,179	58,645	53,956
Silver	ounces	947,917	3,575,234	1,197,082	1,063,032	612,310	702,809	3,161,294	795,015	717,069	864,853	784,357
Zinc	tonnes	8,798	34,642	5,747	10,291	8,758	9,846	55,381	6,326	9,750	17,053	22,252
Molybdenum	tonnes	397	1,566	397	466	414	289	1,377	344	437	390	207
Payable metal in concentrate and doré sold
Copper	tonnes	33,608	124,996	44,006	39,371	23,078	18,541	94,473	25,415	24,799	23,650	20,609
Gold	ounces	108,081	276,893	104,840	74,799	47,533	49,720	213,415	47,256	66,932	50,884	48,343
Silver	ounces	1,068,848	3,145,166	1,048,877	748,955	805,448	541,884	2,978,485	559,306	816,416	738,171	864,591
Zinc [3]	tonnes	6,119	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714	20,793	17,306
Molybdenum	tonnes	415	1,462	468	426	314	254	1,352	421	511	208	213
Cash cost [1]	$/lb	$0.16	$0.80	$0.16	$1.10	$1.60	$0.85	$0.86	$1.08	$0.58	$0.65	$1.11
Sustaining cash cost [1]	$/lb	$1.03	$1.72	$1.09	$1.89	$2.73	$1.83	$2.07	$2.21	$1.91	$1.87	$2.29
All-in sustaining cash cost [1]	$/lb	$1.32	$1.92	$1.31	$2.04	$2.98	$2.07	$2.26	$2.41	$2.16	$1.93	$2.54

1Net debt, adjusted earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2024	2023 [5]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [5]	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Peru Operations
Constancia ore mined[1]	tonnes	2,559,547	9,265,954	973,176	1,242,198	3,647,399	3,403,181	25,840,435	5,614,918	6,300,252	7,017,114	6,908,151
Copper	%	0.31	0.32	0.30	0.30	0.31	0.34	0.35	0.40	0.36	0.33	0.32
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.05	0.04	0.04
Silver	g/tonne	2.79	2.53	2.26	2.91	2.49	2.52	3.40	3.48	3.38	3.53	3.22
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	2,214,354	14,756,416	5,556,613	5,894,013	2,408,495	897,295	8,319,250	3,771,629	2,488,928	1,211,387	847,306
Copper	%	0.56	0.51	0.56	0.53	0.36	0.49	0.33	0.37	0.29	0.29	0.27
Gold	g/tonne	0.32	0.33	0.32	0.30	0.34	0.52	0.29	0.29	0.23	0.28	0.43
Silver	g/tonne	4.64	4.28	4.84	4.22	2.81	5.12	4.06	3.84	4.30	4.25	4.06
Molybdenum	%	0.02	0.01	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01
Strip Ratio		1.95	1.51	1.26	1.36	1.74	1.84	1.13	0.97	1.26	1.22	1.10
Ore milled	tonnes	8,077,962	30,720,929	7,939,044	7,895,109	7,223,048	7,663,728	30,522,294	7,795,735	7,742,020	7,770,706	7,213,833
Copper	%	0.36	0.39	0.48	0.43	0.31	0.33	0.34	0.41	0.34	0.32	0.31
Gold	g/tonne	0.15	0.16	0.25	0.21	0.09	0.08	0.09	0.12	0.08	0.09	0.08
Silver	g/tonne	3.48	3.62	4.20	3.75	2.78	3.69	3.58	3.93	3.48	3.64	3.26
Molybdenum	%	0.01	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	84.9	84.2	87.4	85.2	80.0	81.7	85.0	85.1	84.5	85.0	85.3
Gold recovery	%	73.4	71.8	77.6	74.8	61.1	56.8	63.6	69.6	61.9	60.3	59.8
Silver recovery	%	70.7	70.0	78.0	73.2	65.1	60.7	65.7	66.5	65.2	64.2	66.9
Molybdenum recovery	%	43.2	35.8	33.6	37.2	40.5	34.8	34.8	37.7	41.0	38.8	21.1
Contained metal in concentrate
Copper	tonnes	24,576	100,487	33,207	29,081	17,682	20,517	89,395	27,047	22,302	20,880	19,166
Gold	ounces	29,144	114,218	49,418	40,596	12,998	11,206	58,229	20,860	12,722	13,858	10,789
Silver	ounces	639,718	2,505,229	836,208	697,211	419,642	552,167	2,309,352	655,257	564,299	584,228	505,568
Molybdenum	tonnes	397	1,566	397	466	414	289	1,377	344	437	390	207
Payable metal sold
Copper	tonnes	23,754	96,213	31,200	27,490	21,207	16,316	79,805	23,789	20,718	18,473	16,825
Gold	ounces	42,677	97,176	38,114	32,757	14,524	11,781	49,968	15,116	11,970	8,430	14,452
Silver	ounces	753,707	2,227,419	703,679	460,001	671,532	392,207	2,045,678	411,129	513,470	484,946	636,133
Molybdenum	tonnes	415	1,462	468	426	314	254	1,352	421	511	208	213
Unit cost [2,3,4]	$/tonne	$10.92	$12.47	$12.24	$12.20	$14.07	$11.47	$12.78	$13.64	$13.06	$12.02	$12.37
Peru cash cost[3]	$/lb	$0.43	$1.07	$0.54	$0.83	$2.14	$1.36	$1.58	$1.34	$1.68	$1.82	$1.54
Peru sustaining cash cost[3]	$/lb	$1.06	$1.81	$1.21	$1.51	$3.06	$2.12	$2.35	$2.09	$2.46	$2.62	$2.27

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 2022 combined unit costs exclude COVID-19 related costs.

5 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2024	2023 [1]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [1]	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Manitoba Operations
Lalor ore mined	tonnes	407,708	1,526,729	372,384	367,491	413,255	373,599	1,516,203	369,453	347,345	412,653	386,752
Copper	%	0.84	0.86	1.04	1.02	0.81	0.57	0.73	0.73	0.71	0.70	0.80
Zinc	%	2.92	3.00	2.20	3.31	3.14	3.32	3.14	2.17	3.27	3.06	4.06
Gold	g/tonne	4.84	4.74	5.92	5.08	4.07	3.96	4.00	4.00	4.57	3.73	3.76
Silver	g/tonne	23.44	24.51	28.92	27.80	23.27	18.24	21.96	19.37	21.27	23.95	22.94
777 ore mined	tonnes	-	-	-	-	-	-	484,355	-	-	226,286	258,069
Copper	%	-	-	-	-	-	-	1.12	-	-	1.03	1.19
Zinc	%	-	-	-	-	-	-	3.83	-	-	3.51	4.12
Gold	g/tonne	-	-	-	-	-	-	1.66	-	-	1.62	1.69
Silver	g/tonne	-	-	-	-	-	-	20.85	-	-	20.63	21.05
Stall Concentrator:
Ore milled	tonnes	219,358	965,567	228,799	255,516	238,633	242,619	968,638	204,350	229,746	261,417	273,125
Copper	%	0.64	0.74	0.73	0.77	0.85	0.59	0.71	0.61	0.67	0.73	0.81
Zinc	%	4.54	4.36	3.20	4.88	4.47	4.81	4.70	3.43	4.82	4.45	5.78
Gold	g/tonne	3.07	3.45	4.22	3.70	3.12	2.78	2.86	2.50	2.81	2.95	3.07
Silver	g/tonne	24.46	24.19	28.63	28.82	22.15	17.14	22.81	19.24	20.98	26.31	23.68
Copper recovery	%	91.7	90.4	92.0	93.9	88.5	87.0	87.2	89.0	85.8	88.0	86.7
Zinc recovery	%	88.4	82.2	78.5	82.6	82.2	84.4	86.6	90.1	88.0	84.3	85.7
Gold recovery	%	68.0	64.8	67.5	67.8	59.9	61.9	58.0	62.4	61.3	54.6	55.8
Silver recovery	%	59.8	61.4	61.8	64.9	60.3	56.3	56.8	56.6	55.7	56.1	58.6
New Britannia Concentrator:
Ore milled	tonnes	170,409	596,912	165,038	146,927	141,905	143,042	542,269	141,142	132,362	144,589	124,176
Copper	%	1.13	1.03	1.46	1.22	0.77	0.61	0.81	0.91	0.72	0.73	0.86
Zinc	%	0.82	0.84	0.85	0.90	0.85	0.76	0.80	0.67	0.73	0.94	0.85
Gold	g/tonne	7.03	6.76	8.03	6.93	5.82	6.05	6.28	6.11	7.70	5.69	5.63
Silver	g/tonne	21.60	25.11	27.97	23.88	25.79	22.39	20.97	22.09	20.11	19.77	22.03
Copper recovery	%	96.2	93.3	91.6	97.4	91.2	91.7	90.7	89.3	92.3	92.4	89.0
Gold recovery - concentrate and doré	%	88.6	88.6	89.0	88.8	88.6	87.9	-	-	-	-	-
Silver recovery - concentrate and doré	%	82.0	81.4	83.2	82.0	79.6	80.9	-	-	-	-	-
Flin Flon Concentrator:
Ore milled	tonnes	-	-	-	-	-	-	497,344	-	-	243,312	254,032
Copper	%	-	-	-	-	-	-	1.11	-	-	1.02	1.20
Zinc	%	-	-	-	-	-	-	3.87	-	-	3.60	4.13
Gold	g/tonne	-	-	-	-	-	-	1.67	-	-	1.64	1.70
Silver	g/tonne	-	-	-	-	-	-	21.00	-	-	20.76	21.23
Copper recovery	%	-	-	-	-	-	-	86.7	-	-	85.5	87.6
Zinc recovery	%	-	-	-	-	-	-	83.0	-	-	82.9	83.2
Gold recovery	%	-	-	-	-	-	-	57.1	-	-	56.4	57.7
Silver recovery	%	-	-	-	-	-	-	51.8	-	-	51.0	52.5

1 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Manitoba Operations (continued)
Total Manitoba payable metal sold in concentrate and doré
Copper	tonnes	2,921	10,708	3,687	2,925	1,871	2,225	14,668	1,626	4,081	5,177	3,784
Zinc[1]	tonnes	6,119	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714	20,793	17,306
Gold	ounces	62,003	171,297	63,635	36,713	33,009	37,939	163,447	32,140	54,962	42,454	33,891
Silver	ounces	231,841	728,304	246,757	197,952	133,916	149,677	932,807	148,177	302,946	253,225	228,458
Combined unit cost [2,3]	C$/tonne	$235	$217	$216	$217	$220	$216	$195	$241	$235	$168	$176
Gold cash cost [3]	$/oz	$736	$727	$434	$670	$1,097	$938	$297	$922	$216	$(207)	$416
Sustaining gold cash cost [3]	$/oz	$950	$1,077	$788	$939	$1,521	$1,336	$1,091	$1,795	$1,045	$519	$1,187

1 Includes refined zinc metal sold.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2024	2023 [6]	Q4 2023	Q3 2023	Q2 2023 [5]	Q1 2023	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022
British Columbia Operations [4]
Ore mined[1]	tonnes	3,722	6,975,389	2,627,398	3,792,568	555,423	-	-	-	-	-	-
Strip Ratio		4.10	3.82	5.34	2.96	-	-	-	-	-	-	-
Ore milled	tonnes	3,180	6,862,152	3,261,891	3,158,006	442,255	-	-	-	-	-	-
Copper	%	0.27	0.35	0.33	0.36	0.36	-	-	-	-	-	-
Gold	g/tonne	0.07	0.07	0.06	0.08	0.08	-	-	-	-	-	-
Silver	g/tonne	1.19	1.36	1.36	1.40	1.07	-	-	-	-	-	-
Copper recovery	%	83.4	79.7	78.8	80.90	77.69	-	-	-	-	-	-
Gold recovery	%	61.8	55.9	54.1	56.10	67.90	-	-	-	-	-	-
Silver recovery	%	72.4	73.0	73.8	71.30	78.60	-	-	-	-	-	-
Contained metal in concentrate produced
Copper	tonnes	7,024	19,050	8,508	9,303	1,239	-	-	-	-	-	-
Gold	ounces	4,417	8,848	3,495	4,608	745	-	-	-	-	-	-
Silver	ounces	88,376	218,282	105,295	101,069	11,918	-	-	-	-	-	-
Payable metal sold
Copper	tonnes	6,933	18,075	9,119	8,956	-	-	-	-	-	-	-
Gold	ounces	3,401	8,420	3,091	5,329	-	-	-	-	-	-	-
Silver	ounces	83,300	189,443	98,441	91,002	-	-	-	-	-	-	-
Combined unit cost [2,3]	C$/tonne	$23.67	$21.38	$20.90	$24.88	-	-	-	-	-	-	-
Cash cost[3]	$/lb	$3.49	$2.50	$2.67	$2.67	-	-	-	-	-	-	-
Sustaining cash cost[3]	$/lb	$4.85	$3.41	$3.93	$3.39	-	-	-	-	-	-	-

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.

5 Production results from Copper Mountain operations represents the period from the June 20, 2023 acquisition date through to the end of the second quarter of 2023.

6 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.